Transcript of conference call regarding Paramount Pictures’ acquisition of DreamWorks SKG

Moderator: Jim Bombassei

Event Date/Time:  December 12, 2005, 8:30 a.m. E.S.T.

Filed by: New Viacom Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Viacom Inc.
Commission File No.: 333-128821

Subject Company: New Viacom Corp.
Commission File No.: 333-128821-01

This transcript contains information relating to the proposed separation of Viacom into two publicly traded companies.  In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission.  Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction.  Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC’s website at www.sec.gov, and through Viacom’s Investor Relations at Investor.Relations@viacom.com.

OPERATOR

Good morning, Ladies and Gentlemen.  Welcome to the conference call to discuss Paramount Pictures’ purchase of DreamWorks SKG.

At this time, all participants are in a listen-only mode.  Later, we will conduct a question-and-answer session.  If you would like to ask a question during this time, please press star, then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

Please note that today’s teleconference call is being recorded, as well as webcast live over Viacom’s website at www.viacom.com.

I would now like to turn the call over to Jim Bombassei, Senior Vice President, Investor Relations.  Mr. Bombassei, you may begin.

JIM BOMBASSEI, SENIOR VICE PRESIDENT, INVESTOR RELATIONS, VIACOM

Good morning everyone and thank you for joining us to discuss Paramount’s acquisition of DreamWorks SKG.  With me today are Tom Freston and Mike Dolan.  A press release detailing today’s announcement should have been sent to all of you.  If you did not receive the release, please contact Maureen Kenny at (212) 846-7536 and she will get it to you.  A replay of this call will be available later today on Viacom’s corporate website at www.viacom.com.

Let me note that statements on this conference call related to matters which are not historical facts, are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ.  Risks and uncertainties are disclosed in Viacom’s and New Viacom Corp.’s securities filings.

And now I’d like to turn the call over to Tom.

TOM FRESTON, CO-PRESIDENT & CO-CHIEF OPERATING OFFICER, VIACOM

Thanks, Jim, and good morning everybody.  First, some background.  When we started to go through the process of splitting off from CBS, we developed a strategic plan for Paramount with aggressive goals for creative development and growth.  We set a goal for Paramount to be a superior film producer, producing over a dozen films per year.  We set a goal for Paramount to have the best creative talent around the world.  And we’ve set a goal for Paramount to become a true international company to develop and maintain world class operational and distribution capacity.

Today’s announcement will bring to Paramount – in a single transaction – all the components to make achieving these goals an immediate reality.  This accelerates the turnaround of Paramount and overnight makes it a key contributor to Viacom’s revenue and earnings growth story.

Paramount is acquiring DreamWorks SKG, one of the most successful and respected companies in the movie business, for approximately $1.6 billion.  The acquisition includes the DreamWorks live action library, which we expect to sell shortly, following the close of this transaction, and - at an estimated valuation of between $850 million and $1 billion.  That means our financial commitment will be substantially reduced.

Now here’s what we’re going to get with this deal.  First, DreamWorks films released and to be released in the fourth quarter of 2005 and a number of projects already in production.  DreamWorks becomes part of the Paramount family with Steven Spielberg and David Geffen, replacing existing producer relationships at Paramount.

An exclusive worldwide distribution agreement for DreamWorks animated films, the DreamWorks live action library, which will be sold, but for which we will retain the worldwide distribution rights.  Also, the opportunity to collaborate with the DreamWorks animation team to produce new television programming utilizing their animated characters and besides all this, there are additional operational assets and benefits.

As a result, the financial metrics of this transaction meet the stringent hurdles that we use to evaluate investments.  I would now like to take you through the elements of this deal in more detail and then Mike Dolan will talk about the economics, including how this transaction fits into our acquisition and capital allocation strategy.

This deal immediately strengthens Paramount’s pipeline for 2006 and ’07.  DreamWorks brings to Paramount a terrific lineup of movies to release, or to be released this quarter, as well as a number of attractive projects and development.  In addition, we now have an agreement with Steven Spielberg and David Geffen to continue to develop great projects into the future, which I will tell you more about in a moment.

There are four DreamWorks films that are already completed and have been or are scheduled for release in the fourth quarter of this year.  These include “Munich,” the highly acclaimed upcoming Spielberg-directed drama produced in association with Universal Pictures; “Dreamer”; and “Memoirs of a Geisha”; and the fourth is entitled “Match Point,” which is a distribution deal.

The deal also includes four other films currently in production that are slated for release in ’06 and ’07, including “Flags of our Fathers,” “Dreamgirls,” “She the Man,” and “Last Kiss.”  These completed films and projects currently in development will fill an important gap for Paramount in providing near-term revenue and profit performance.

A major component of our strategic plan for Paramount is to upgrade the creative firepower of its production capacity.  We couldn’t be more excited about having Steven Spielberg and David Geffen join the Paramount family.  This business is all about creativity and Steven and David are arguably the most creative, talented and successful executives in this business.

Upon completion of this acquisition, Steven and David will enter new multiyear employment agreements in their respective roles as producer/director and chairman of DreamWorks.  The DreamWorks production and development operations will continue under the leadership of Steven and David, who will be responsible for completing films already in production and for producing four to six live action films per year, to be released starting in ’07.

The DreamWorks Studio will close as part of this transaction.  However, we are restructuring the business in order to retain the best talent from both DreamWorks and Paramount.  We will be providing further details on the specifics of this in the coming week.  Now, while the DreamWorks Studio will close, the DreamWorks label will survive and prosper under Paramount.

One of the most attractive and strategic aspects of this deal is the ability to capture the exclusive theatrical DVD and television distribution agreement for all films from DreamWorks Animation for the next seven years.  This distribution agreement encompasses both U.S. and international markets and all new titles released within the next seven years, and the existing library of 11 feature films and eight direct-to-video titles, subject to a transition period for home video rights only.

In addition to this agreement with DreamWorks Animation, Paramount will also retain the worldwide distribution rights to the entire DreamWorks SKG live action library, consisting of 59 films, following the anticipated sale of the library.

Last, but not least, this deal includes the opportunity to collaborate with DreamWorks Animation to produce new television programming using their animated characters.

We expect to command a great distribution strength as a result of these distribution agreements.  DreamWorks SKG and DreamWorks Animation’s respective libraries, together with Paramount’s libraries, will make up a much more important supplier to retailers and will drive increased sales volume, both in the U.S. and in international markets.

DreamWorks Animation content will provide our overall portfolio with greater weighting in the high-growth, family-oriented animation segment.

In addition, there are other benefits to this transaction that go beyond the pipeline, production, partnership and distribution deals.  Paramount will gain DreamWorks’ television division and properties.  This includes the television properties “Spin City” and “Las Vegas.”  A great benefit is that the Paramount - is that the DreamWorks division brings to Paramount a terrific sales force responsible for selling theatrical product into the TV window, a critical resource that we were going to have to hire from scratch, following the split from CBS, since that group went with the CBS company.  There are also substantial growth opportunities when we start thinking about leveraging the powerful DreamWorks Animation and Nickelodeon brands.  The combination of these two brands will create a leading kid-family product offering.  Jeffrey Katzenberg is very excited about the opportunity to work with Nickelodeon to jointly leverage his content and our platform.

The acquisition of all these great assets leaves me extremely optimistic about the future of Paramount.  Now to discuss some of the financial aspects of this transaction, I’d like to introduce our CFO, Mike Dolan.

MICHAEL DOLAN, CHIEF FINANCIAL OFFICER, VIACOM

Thanks, Tom.  There’s been a lot of comment in the press over the past few days about the purchase price of this transaction, so I’d like to start there.

The enterprise value for DreamWorks SKG is $1.6 billion, of which $775 million is equity value and the remainder is net debt and various obligations.  This should be viewed as a two-stage transaction, designed to allow Paramount to capture key strategic and operating benefits, while reducing our net capital commitment.

Stage one, we buy 100 percent of DreamWorks for $1.6 billion enterprise value.  Stage two, we sell DreamWorks’ live action library to an identified financial sponsor for somewhere between $850 million and $1 billion.  As a result, pro forma for the sale of the library and conversion of certain commercial agreements from debt to advances, we are targeting a net purchase price for Viacom of between $500 million to $650 million.

Now what are we selling and why are we selling it?  We intend to sell the DreamWorks SKG live action library.  The library consists of 59 live action titles released prior to the fourth quarter of ‘05, including such hits and Academy Award winners as “Saving Private Ryan,” “Gladiator,” “Seabiscuit” and “American Beauty.”  In addition, certain ancillary rights, such as character rights, sequels, music and some interactive gaming rights will follow these titles.  Why would we sell the library?

The key reason is to reduce our net investment in the transaction.  But there’s another reason I want to make very sure we communicate.  The library is a very, very attractive asset.  However, the nature of this asset makes it more attractive to certain investors than to others.  And let me describe what I mean by that.  The library assets are extremely stable and low risk, but by their nature, declining in volume of cash flow.  Because the asset is stable, low risk and operationally discreet and separable, it’s particularly well-suited to financial buyers who are comfortable assessing that risk and valuing that stream of cash flows.

That leaves us, Paramount and Viacom, with the strategically critical worldwide distribution rights to both the DreamWorks animated films, as well as the DreamWorks live action films, the DreamWorks SKG films slated for the fourth quarter of ’05 and ’06 release, and the ongoing production partnership with Steven Spielberg and David Geffen.

There are many other benefits to Paramount and Viacom broadly, but these are the core benefits we sought in this transaction.

A number of people have commented on the number of investor-partners in the library.  Obviously, these discussions, as you can imagine, are highly confidential.  I will say, however, that we have received numerous indications of interest and are in advanced discussions with one or more parties.  We expect the sale of the library to close shortly after the close of the acquisition for DreamWorks SKG.

As Tom pointed out, this deal has enormous strategic and operational benefits.  I’m happy to say that it also creates significant shareholder value for the stockholders of new Viacom.  By structuring the deal in this way, we capture all the most important operational and strategic benefits from DreamWorks SKG, while reducing our capital investment in the business.

As a result, the returns to new Viacom are well in excess of our cost of capital and accretive to earnings and free cash flow beginning in 2006.

One of the things I particularly like about this acquisition is how quickly our capital investment is returned back to us.  The combination of earnings and tax attributes will significantly reduce our initial net investment by an anticipated several hundred million dollars within the first 24 months.

There are other benefits, too.  I have talked to many of you about the turnaround of Paramount and our view that it would take two to three years for Brad and his team, on their own, to revive the franchise.

This investment brings together assets and individuals that blow through that timetable.  The new distribution agreement drives substantial incremental revenues, beginning immediately, with limited incremental costs.

We get eight films, finished or in production, for release in the fourth quarter of ’05 through the first-quarter ’07 timeframe.  We get a commitment for four to six films per year from Steven Spielberg and David Geffen.

I want to be really clear that these four to six films are not in addition to our target slate of 14 to 16 films per year, but rather are part of this planned slate, and also are part of our broader capital allocation plan for Paramount.

Net-net, this transaction returns Paramount to double-digit revenue and EBITDA growth and it does it in a way that carefully manages our capital commitment to the business.

Doing it this way ensures that we continue to have sufficient capacity to deliver on our other commitments, such as exploiting tuck-in digital growth opportunities and returning value to our shareholders through share buyback programs.

As you know, this morning, new Viacom announced that the Board has approved up to $3 billion in share repurchases going forward.

I just want to second Tom in saying that we are very enthusiastic about this deal and very optimistic about the future of Paramount and its ability now to contribute to the growth and profitability of new Viacom, both in 2006 and beyond.

Now we’d be happy to take any of your questions.

OPERATOR

Thank you.  At this time, I would like to remind everyone:  if you’d like to ask a question, press star, then the number one, on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

Your first question is from William Drewry of Credit Suisse First Boston.

WILLIAM DREWRY, CREDIT SUISSE FIRST BOSTON

Thanks very much and congratulations on the deal.  Mike, what is the purchase price cash flow multiple of the deal on a net price basis, please?

MICHAEL DOLAN

Well, Bill, we think the multiples are somewhere between five and six and a half times.

WILLIAM DREWRY

Okay.  So that would be about $100 million of EBITDA, I guess.  Just one other quick question:  a goal of closing of the library sales, if you could talk to the timing of that.  And also, just wondering if the characteristics change, you know, because I guess the technology distribution, et cetera of the library, would you have first refusal rights on a repurchase of that at some point in the future?

MICHAEL DOLAN

Well, we expect the deal to close by the end of January.  And we’re comfortable with that kind of a timeframe.  And, you know, we would clearly be one of the likely buyers of the library, or one of the obvious buyers of the library sometime in the future, but we have no particular rights in that regard.

WILLIAM DREWRY

Great.  Thank you very much.

OPERATOR

Thank you.  Your next question is from Jessica Reif Cohen of Merrill Lynch.

JESSICA REIF COHEN, MERRILL LYNCH

Thank you.  I have a couple of questions.  There are three.  The first question is:  could you detail the debt and, particularly, the conversion of other obligations?

MICHAEL DOLAN

Yeah, Jessica, you know, if you go back to the – let me break down the entire price for you:  it’s $774 million of equity purchase price; $986 million of debt and other liabilities; $150 million of cash and short-term investments.  So, meaning that net debt and other obligations would be about $840 million and that adds up to a number slightly over a billion six.

The other obligations – the conversions of other obligations I mentioned is actually a supplier relationship that we expect to – it’s an advance.  You know, it pieces with this deal, but we expect to continue it after the deal has closed.

So we expect that that will be – it’s a liability now, but will continue as an advance later.

JESSICA REIF COHEN

OK.  Are there severance costs associated with closing DreamWorks that will become Paramount obligations?

MICHAEL DOLAN

We have factored in some amount for severance, but we're really - as Tom said earlier in his comments, the Paramount team and the DreamWorks team are really evaluating sort of what the right organization is, going forward.  So, we haven’t a specific number settled for severance.

JESSICA REIF COHEN

And then finally, on the upside, how quickly can you ramp up the television opportunity with DreamWorks Animation?

TOM FRESTON

Well, I am having a meeting this evening, actually, with Jeffrey Katzenberg to talk about just exactly that, Jessica.  So, you know, our hope is that we’ll be able to do something rather soon.

JESSICA REIF COHEN

And Tom, would you expect that to be more Nick or would it be Nick and MTV or Comedy Central?  Where would you expect that?

TOM FRESTON

Well, I think the real touch point, of course, is with Nickelodeon.  And I would just add that over the years DreamWorks Animation and Nickelodeon have had a habit of very thorough and positive relationships with regard to the promotion of many of the DreamWorks’ animated titles over the last several years.

JESSICA REIF COHEN

And is there anything consumer products-related to …

MICHAEL DOLAN

Well, that’s something else that’s on the table, yes.

JESSICA REIF COHEN

OK.  Thank you.

OPERATOR

Thank you.  Your next question is from Doug Mitchelson of Deutsche Bank.

DOUG MITCHELSON, DEUTSCHE BANK

Thanks very much.  Is there any specific commitment from Spielberg himself to direct films, not just produce films?

TOM FRESTON

Yeah, the expectation is, you know, Steven will be directing films.  I mean, on average, it’s been running like one a year.  And then, historically, you know, DreamWorks has participated either fully or, you know, basically half of any picture that Steven Spielberg directed.

DOUG MITCHELSON

So not, let’s say, an exclusive deal, but an expectation that he would do films?

TOM FRESTON

Yeah.  That has been the past practice and that is the expectation.  And he would be involved in the production of the other titles in any given year.

DOUG MITCHELSON

When you look at the cash flow layout for this deal, what percentage is expected to come from distribution fees, how much from TV syndication, and how much from their release schedule?

TOM FRESTON

We’re not breaking those numbers out.

DOUG MITCHELSON

And then any kind of ballpark sense how much of this is distribution fees?

MICHAEL DOLAN

You know, we’re not breaking it out, but we’re just going to kind of look at the aggregate as we do with the Paramount business.

DOUG MITCHELSON

All right.  Great.  Thank you very much.

OPERATOR

Same to you.  Your next question is from Anthony Noto of Goldman Sachs.

ANTHONY NOTO, GOLDMAN SACHS

Thanks much.  Mike, I was wondering if you could give us a little bit more granularity on the assumptions that drove your earlier comment that this will exceed your weighted average cost of capital.

I was wondering if you could specifically comment on the level of normalized free cash flow that you think the business will achieve to deliver that return to you, and at what point you’ll achieve it?

And then I have one follow up.  Thanks.

MICHAEL DOLAN

Well, we think that, you know, there’s a kind of issuance factor that, you know, that affects the overall earnings stream and cash flow stream in the business.  And it is the distribution agreements on the animated and live action.  It’s a variety of benefits to us that deal with the impact of having that distribution on our DVD business and mainly at the retail level.  So there are a number of streams that produce very attractive earnings.  In addition, there are some tax advantages that affect below the EBITDA line and affect net earnings and free cash flow.

So, if you take all of those together and look at the sort of after-tax cash impact and look at the returns, the returns are substantially in excess of our cost of capital under – you know, even under very conservative assumptions.

ANTHONY NOTO

And you think that $100 million EBITDA number that was previously stated is correct and then, what was the average revenue and pre-tax profit of the 59 films to date, just so we can get a sense on a per-film ultimate basis.  What was the average revenue in pre-tax profit?

MICHAEL DOLAN

Well, we’re not breaking that out, Anthony, but we’re not breaking out that data on the films themselves.  And your first part of that question was?

ANTHONY NOTO

The $100 million EBITDA number that was mentioned before, is that ballpark correct and is that a normal lifetime?

MICHAEL DOLAN

Yeah, and I think we feel – you know, I think Bill’s arithmetic was pretty accurate.

ANTHONY NOTO

Thanks.

OPERATOR

Thank you.  Your next question is from Kathy Styponias of Prudential.

KATHY STYPONIAS, PRUDENTIAL

I have a couple of questions as well.  Mike, the international distribution, your UIP agreement is basically coming to a close.  So you’re going to have to bill out EM international distribution on your own, which is not necessarily brought to you by this deal.  Could you give us a sense of how much of an investment you need to make to build that out?  Second, was wondering if there’s any break-up fees associated with this deal, what happens if you can’t find a financial buyer for the library?  If there’s a fee, how much is it?  And then third, with respect to the financial buyer and the fact that you’re retaining worldwide distribution rights, are they getting a break on what they’re paying you for distribution?  Thanks.

MICHAEL DOLAN

Well, there is no break-up fee, and we’re - Kathy, we’re very confident about the ability to identify a financial buyer as a partner.  We were, you know, delighted with the response when we went out and we did it in a very low-key, confidential way.  But the response was very positive, very impressive.  And we feel that, you know, we’re very, very confident and – which is what we told our Board, we’re very confident that we’ll be able to deliver a very attractive agreement with a financial partner.

So with regard to UIP, the Paramount guys are in the process of taking responsibility for the international distribution.  We have an arrangement with UIP where we will share some of the smaller markets going forward at the end of ’06, when the deal is completed – the joint venture, we’ll share some smaller markets with them.  But the major markets will be our responsibility.

The benefit of this deal to that is that it leverages that investment in infrastructure, which Paramount would have had to make.  So, you know, the – and scale here is very, very important.  So it really gets them further down the curve by probably a couple of years than they would have been able to do on their own.

You had a third question, which I’m sorry, I think I may have – I’m not sure I addressed it or not – or a third part to that other question.

KATHY STYPONIAS

No, I think you got them all.

MICHAEL DOLAN

Did I?  Okay, thanks, Kathy.

OPERATOR

Thank you.  Your next question is from Jeff Logsdon of Harris Nesbitt.

JEFF LOGSDON, HARRIS NESBITT

Thank you, two questions, if you could.  Number one, I may have missed this, but the distribution fee on the library for the live action films that will be sold, have you disclosed that?

TOM FRESTON

We haven’t disclosed it but we expect it to be a very healthy market-rate distribution fee.

JEFF LOGSDON

Okay.  And then, secondly, for the films that are coming out in the fourth quarter or have already come out in the fourth quarter – live action films from DreamWorks, how will those be accounted for post-January, just revenue that comes in post-January or is due from pre- or will that go to the DreamWorks folks?

MICHAEL DOLAN

No, that’s - those are ours.  For the work in process, it’ll be our films.

JEFF LOGSDON

Great, thank you.

OPERATOR

Thank you.  Your last question is from Alan Gould of Natexis Bleichroeder.

ALAN GOULD, NATEXIS BLEICHROEDER

Thank you, I’ve got a few questions myself.  One, Mike, how much incremental overhead will there be from bringing on the 500-person DreamWorks staff?  Two, what level of debt to cash flow are you comfortable with at the new Viacom?  And three, while we commend your speed in getting the sale done in a week, can you give us some comfort on the amount of due diligence that was done?

MICHAEL DOLAN

Sure.  The overhead’s something that we’re in the process of and the team at Paramount and DreamWorks is in the process of looking at right now.  You know, I think that Tom mentioned that the TV sales force was something that the Paramount people coveted particularly.  You know, the production group – all the production people that are associated with, you know, the movies that Steven Spielberg and David Geffen are working on and will work on is obviously sacrosanct.

There are other areas of infrastructure where there may be overlaps with Paramount.  And those are the areas that we will have to go through and identify, really being the best in breed in terms of the organization going forward.  So, I think the overhead – I would describe the overhead as a work in progress.

You know, my hope would be that there is a benefit and, I think, you know, in the conversations we’ve had with David Geffen, he made a point that one of the issues that DreamWorks had was because of the size – the number of movies that they made, they could not leverage the overhead of DreamWorks sufficiently.  So, I think when you bring these two organizations together we can, in fact, do that.  The …

ALAN GOULD

If I could just follow up on that?  I mean, you say you thought the deal would be accretive in ’06, I’m just wondering, is it $50 to $100 million?  Can you give us any ballpark parameters on how much dollars the incremental overhead’s going to be?

MICHAEL DOLAN

No, it’s too early.

ALAN GOULD

OK.

MICHAEL DOLAN

On the debt to cash flow, we talked in the past about, you know, a targeted debt to cash flow for a new Viacom that would be in the range of 2.75 to three times.

ALAN GOULD

OK.

MICHAEL DOLAN

And we fit very, very comfortably with that – with this transaction and it still gives us the opportunity to do the sort of digital acquisitions that Tom has talked about in the past, the tuck-in acquisitions and also the share repurchase program that we’re – as many of you know, we are very committed to.  So we will – this does not push out of that range, if that’s what the question that you were kind of implying.

The third piece on the speed and due diligence, we did quite a bit of due diligence in a short period of time on this transaction.  We looked at DreamWorks – as you know – just going back now maybe eight weeks or 10 weeks ago – we had done a lot of work leading up to that.  We were very comfortable with what we saw in terms of accounting due diligence.  We hired a consulting company – Boston Consulting Group – to do some due diligence as well on the synergies that come from the acquisition of the distribution agreements.  And we felt very, very comfortable that the numbers are as we had portrayed them.

ALAN GOULD

OK, thank you.

TOM FRESTON

Thank you everyone and thank you for joining us today.

OPERATOR

Thank you. This does conclude today’s teleconference; you may now disconnect your line and have a wonderful day.

END